Exhibit 99.5

Titan Medical Announces Closing of US $23M Bought Deal Offering Including Full Exercise of Over-Allotment Option

Not for Distribution to United States News Wire Services or for Dissemination in the United States

TORONTO--(BUSINESS WIRE)--February 24, 2021--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of surgical technologies for robotic single access surgery, announced today that it closed its previously announced offering of 8,335,000 units of the Company (“Units”) sold on a “bought deal” basis for gross proceeds of US $20,004,000 (the “Offering”). Bloom Burton Securities Inc. acted as underwriter for the Offering and exercised its over-allotment option in full on the date hereof for an additional 1,250,250 Units and additional gross proceeds to the Company of US $3,000,600. The aggregate gross proceeds to the Company under the Offering were US $23,004,600.

Each Unit was issued at a price of US $2.40 per Unit and consisted of one common share in the capital of the Company (each a “Common Share”) and one half (1/2) of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant is exercisable to acquire one Common Share at an exercise price of US $3.00 per share until February 24, 2023.

The net proceeds of the Offering will be used to fund the development of the Company’s robotic surgical technologies and for general working capital.

The Units were offered by way of a short form prospectus in each of the provinces of British Columbia, Alberta, and Ontario pursuant to National Instrument 44-101 – Short Form Prospectus Distributions, and by way of private placement in the United States and to, or for the account or benefit of, “U.S. persons” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”)) pursuant to exemptions from the registration requirements under the 1933 Act, and pursuant to the applicable securities laws of any state of the United States.

The securities referred to in this news release have not been, nor will they be, registered under the 1933 Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities in the United States, nor in any other jurisdiction in which such offer, solicitation or sale would be unlawful.

About Titan Medical

Titan Medical Inc., a medical device company headquartered in Toronto, is focused on developing robotic assisted technologies for application in single access surgery. The Enos™ system, by Titan Medical, is being developed with dual 3D and 2D high-definition vision systems, multi-articulating instruments, and an ergonomic surgeon workstation. With the Enos system, Titan intends to initially pursue gynecologic surgical indications. Certain of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements of Titan Medical

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements, including, without limitation, references to: the Company’s focus on the design and development of surgical technologies for robotic single access surgery, the use of proceeds from the Offering, that the Enos system is being developed with dual 3D and 2D high-definition vision systems, multi-articulating instruments and an ergonomic surgeon workstation and that Titan intends to initially pursue gynecologic surgical indications. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (which may be viewed at www.sedar.com and at www.sec.gov) and in the “Risk Factors” section of the Company’s prospectus related to the Offering (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Monique L. Delorme
Chief Financial Officer
+1-416-548-7522
investors@titanmedicalinc.com